UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 2)*

                       Collins Industries, Inc.
                           (Name of Issuer)

                Common Stock, par value $.10 per share
                    (Title of Class of Securities)

                               194858106
                         ---------------------
                            (CUSIP Number)

                            Larry W. Sayre
                       Vice President -- Finance
                       Collins Industries, Inc.
                           15 Compound Drive
                       Hutchinson, Kansas 67502
                            (316)  663-5551
             ----------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to receive Notices and Communications)


                           October  4, 1997
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (9) or (4), check the following box [ ].

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1
        (a) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




     CUSIP No.  194858106

     1)     Name and Social Security Number of Reporting Person
            Donald Lynn Collins

     2)     Check the Appropriate Box if                    (a)  [ ]
            a Member of a Group                             (b)  [ ]

     3)     SEC Use Only

     4)     Source of Funds
            Not applicable

     5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or 2 (e)

                                                                   [X]

     6)     Citizenship of Place of Organization
            United States of America

                                        7)   Sole Voting Power
       Number of                               473,175
        Shares
     Beneficially                       8)   Shared Voting Power
       Owned by                                  64,922
         the
      Reporting                         9)   Sole Dispositive Power
     Person with:                               473,175

                                       10)  Shared Dispositive Power
                                                 64,922

     11)    Aggregate Amount Beneficially Owned by the Reporting Person
            538,097

     12)    Check Box if the Aggregate Amount in Row (11) Excludes Certain
            Shares    [  ]

     13)    Percent of Class Represented by Amount in Row (11)
            7.1%

     14)    Type of Reporting Person
            IN

     Item 1.  Security and Issuer.

              The title of the class of equity securities to which this Schedule relates is common stock, par value $.10 per share (the "Common Stock"), of Collins Industries, Inc., a Missouri corporation (the "Company"). The address of the principal executive offices of the Company is 15 Compound Drive, Hutchinson, Kansas 67502.

     Item 2.  Identity and Background.

   (a)  - (c  The name and present principal occupation of the individual filing this Schedule is Donald Lynn Collins, President, Chief Operating Officer and Director of the Company. The principal business address of Mr. Collins is 15 Compound Drive, Hutchinson, Kansas 67502.

       (d)    No change from previous Amendment.

       (e)    No change from previous Amendment.

       (f)    No change from previous Amendment.


     Item 3.  Source and Amount of Funds or Other Consideration.

              All acquisitions of Common Stock since the previous
              Amendment were made either through the grant of options by the Company or from the personal funds of Mr. Collins.


     Item 4.  Purpose of Transaction.

              No change from previous Amendment.


     Item 5.  Interest in Securities of the Issuer.

       (a) The aggregate number of shares of Common Stock of the Company beneficially owned by Mr. Collins is 538,097, representing 7.1% of the total outstanding number of shares of the class of such securities. Of the 538,097 shares reported, 182,600 shares are deemed beneficially owned pursuant to currently exercisable options.

      (b)    Number of shares to which Mr. Collins has:

             (i)   Sole power to vote or to direct the vote:
                   473,175

            (ii)   Shared power to vote or to direct the vote:
                    64,922

           (iii)   Sole power to dispose or to direct the disposition of:
                   473,175

            (iv)   Shared power to dispose or to direct the dispositions of:
                    64,922

      (c) On November 25, 1997, Mr. Collins acquired 50,000 options to purchase shares of Common Stock of the Company pursuant to the Company's Omnibus Incentive Plan.

      (d)   No change from previous Amendment.

      (e)   Not applicable.

    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              No change from previous Amendment.

    Item 7.   Material to Be Filed as Exhibits.

              None


                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


     Date:   February 13, 1998


                      /S/     Donald Lynn Collins
                      Name:    Donald Lynn Collins































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